Exhibit A

CERAGON NETWORKS LTD.

QUESTIONS & ANSWERS REGARDING THE OFFER TO EXCHANGE CERTAIN OUTSTANDING
OPTIONS FOR NEW OPTIONS

Following are answers to various questions that you may have about the offer to exchange certain outstanding options for new options (the “Offer”), which was presented to you by Ceragon Networks Ltd. (the “Company”).

IT IS EMPHASIZED THAT THE ANSWERS TO THE FOLLOWING QUESTIONS DO NOT INCLUDE ALL THE PROVISIONS AND RELEVANT INFORMATION NEEDED IN ORDER TO REACH A DECISION WHETHER TO PARTICIPATE IN THE OFFER. THE BINDING PROVISIONS ARE THOSE SET FORTH IN THE OFFER, THE COMPANY’S 2003 SHARE OPTION PLAN AND THEIR ACCOMPANYING DOCUMENTS ONLY.

Unless otherwise defined herein, the terms defined in the Offer shall have the same defined meanings in this document. To the extent that there is an inconsistency between the terms of this document and the terms of the Offer, the terms of the Offer shall govern.

NOTICE FOR ELIGIBLE OPTIONEES WHO ARE EMPLOYEES OF THE COMPANY’S FRENCH SUBSIDIARY: if you are an eligible optionee who is an employee of the Company’s French subsidiary, please review carefully the provisions of appendix D to the Election Form, which forms an integral part of this offer on your regard.

NOTICE FOR ELIGIBLE OPTIONEES WHO ARE EMPLOYEES OF THE COMPANY’S U.S. SUBSIDIARY: if you are an eligible optionee who is an employee of the Company’s U.S. subsidiary, please review carefully the provisions of appendix “E” to the Election Form, which forms an integral part of this offer on your regard.

General Discussion of the Offer

1. Why is the Company making the Offer?

The Company granted share options in order to create incentives for the recipients to use their best efforts on behalf of the Company. Recipients of share options benefit directly from the Company’s success since the increased share value of the Company increases the option value. However, when the Company’s share value is substantially below the option’s exercise price, this incentive is severely diminished. The Company is making the Offer in order to restore the incentive value to those options that were granted during 2007 and 2008 and that have an exercise price per share in excess of $7.00 by reducing the exercise price of the options.

2. What securities is the Company seeking in the Offer?

The Company is offering to exchange new options under the Ceragon Networks Ltd. 2003 Share Option Plan (“the Plan”) for all outstanding and unexercised options to purchase Shares, which were granted under its Plan during 2007 and 2008 to individuals other than senior management and that have an exercise price per share in excess of $7.00. The options that will be exchanged for new options are referred to as the “exchangeable options”.

3. Who is eligible to participate in the Offer?

In order to be eligible to tender exchangeable options, you must be employed by the Company or one of its subsidiaries, and not be senior management during the entire period beginning on the date the Offer commences and ending on the date on which the Offer expires (each, an “eligible optionee” and collectively, “eligible optionees”).

Participation in the Offer is completely voluntary. However, you may only tender the entire amount of exchangeable options granted to you.

Terms of the New Options and Basics of the Offer

4. How many new options will you receive in exchange for your tendered options? What will be the terms of the new options?

Subject to the terms and conditions of the Offer, exchangeable options that are properly tendered for exchange and accepted by the Company, as specified in the Offer and in the answer to Question 16 below, will be cancelled and in exchange for such cancelled options, the Company will issue new options at a uniform exchange ratio of 1:1. Therefore, the number of Shares subject to new options to be granted to you within the framework of the Offer will be equal to the number of Shares subject to the exchangeable options tendered by you.

The Company will grant the new options under the Plan, pursuant to a new share option agreement or grant letter that you will execute with the Company. Please see the answers to Questions 6, 7 and 8 below for a discussion of the exercise price, vesting schedule and expiration date of the new options as well as other key terms of the new options.

5. When will you receive your new options?

The Company will grant the new options on November 6, 2008, referred to as the “exchange date.” If – as is mentioned in the answer to Question 15 below – the Company extends the Offer, the Company will notify you of the new exchange date.

6. What will the exercise price of the new options be?

The exercise price per share of each new option will be $5.65, which is equal to the closing price of an Ordinary Share of the Company on the Nasdaq Global Market on October 31, 2008 (the last trading date of the Company’s Ordinary Share in the Nasdaq Global Market prior to this Offer being made to you). If you are an employee of the Company’s U.S. subsidiary, please see Appendix “E” for the determination of the exercise price per share of your new options.

7. When will the new options vest?

The start date of the vesting for each new option will begin anew, commencing on the exchange date and the vesting schedule will be identical to that of the exchangeable option that will be tendered in exchange for such new option, so that the vesting schedule for each new option will be as follows: 25% of the shares underlying the new options will become exercisable on the first anniversary of the exchange date and 6.25% of the shares underlying the new options will become exercisable at the end of every three month period following the first anniversary of the exchange date. The vesting schedule for your options NOT tendered for exchange under the Offer will remain unchanged.

8. When will your new options expire?

Your new options generally will expire ten (10) years from the exchange date. Under certain circumstances, such as if you terminate employment with the Company, or any of its subsidiaries, the new options may expire sooner. These exceptions are described in Appendix B to the Offer to Exchange, in the Plan under which the new options are granted and in the share option agreement or grant letter for the new options.

Deciding Whether to Participate in the Offer

9. Will you be required to give up all your rights to the exchangeable options?

Yes. Once the Company has accepted exchangeable options tendered by you, these exchangeable options will be cancelled and you will no longer have any rights under those exchangeable options to the extent they were tendered and cancelled.

10. What do the Company and its Board of Directors think of the Offer?

Although the Company’s Board of Directors has approved the Offer, subject to the receipt of the Exemption, neither the Company nor its Board of Directors makes any recommendation as to whether you should tender your exchangeable options under the Offer. You must make your own decision whether or not to tender exchangeable options.

11. What may you lose in participating in the Offer and tendering your exchangeable options?

You could lose if the Company’s share value exceeds the exercise price of your exchangeable options before the new options are vested and/or during the period in which the new options should be held in Trust (as such term is defined in the answer to Question 18). Since the vesting schedule of the new options begins anew, there will be a period when your exchangeable options (if you do not participate in the Offer) would be vested and the period in which they need to be held in trust has lapsed, but your new options (if you do participate in the Offer) are not yet vested and/or the period in which they need to be held in trust has not yet lapsed. If during this period your exchangeable options are in the money (in other words, the Company’s share value exceeds your exchangeable options’ exercise price), then if you do not participate in the Offer, you would be able to exercise your vested exchangeable options; but if you do participate in the Offer, you will not be able to exercise your new options at that time.

12. ; How should you decide whether or not to participate in the Offer and tender your exchangeable options?

BEFORE DECIDING WHETHER TO TENDER YOUR EXCHANGEABLE OPTIONS, WE RECOMMEND THAT YOU (1) CAREFULLY REVIEW THE INFORMATION REGARDING THE OFFER INCLUDING THE APPENDICES TO THE OFFER AND THE ELECTION FORM, THE SHARE OPTION AGREEMENT AND/OR THE GRANT LETTER AND (2) CONSULT WITH YOUR PERSONAL LEGAL, FINANCIAL AND TAX ADVISORS.

Discussion of Participation in the Offer

13. Do you have to tender all of your exchangeable options that are eligible for exchange?

Yes. If you choose to tender exchangeable options, you must tender the entire amount of unexercised exchangeable options that you received, even if such options were granted to you on more than one occasion. A partial tender of your exchangeable options will not be accepted.

14. What happens to options that you choose not to tender or that are not accepted by us for exchange?

Your exchangeable options that are not tendered and accepted for exchange under the Offer will not be affected by the Offer, will remain outstanding and retain their current exercise price, current vesting schedule until exercised or until they expire in accordance with their terms, and the current period in which they should be held in Trust. Nevertheless, with respect to eligible optionees who are subject to U.S taxation, there is a possibility that the U.S. Internal Revenue Service might view any exchangeable options that are incentive stock options (“ISO”) as having lost their ISO status, since the ability to accept the Offer could be viewed as an additional benefit added to the option. The tax treatment of the gain on option exercise generally is more favorable for ISO than non-qualified options.

15. When does the Offer expire? Can the Offer be extended, and if so, how will you be notified if it is extended?

THE OFFER (AND THE DEADLINE TO TENDER OPTIONS) WILL EXPIRE ON November 6, 2008, AT 2:00 P.M., ISRAEL TIME, UNLESS THE COMPANY EXTENDS THE OFFER. The Company may, in its discretion, extend the Offer at any time, but it cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, the Company will notify you of such extension by individual or public announcement of the extension.

16. How do you tender your options?

In order to tender your exchangeable options you must properly fill out and execute the Election Form, the share option agreement or grant letter and any other documents required by the Election Form. You must deliver the Election Form, the share option agreement or grant letter as the case may be, and any other documents required by the Election Form, before 2:00 p.m., Israel time, on the date the Offer expires (as may be extended from time to time), to Norman Kotler, General Counsel to the Company by registered mail, fax (to fax number: +972-3-6455499), by email (normank@ceragon.com) or by hand delivery. You will not be able to participate in the Offer if you miss this deadline. The Company reserves the right to reject any or all tenders of options that it determines are not properly and validly tendered, such as if they are not timely submitted or tendered by ineligible optionees, if the Election Form is not properly completed, if the share option agreement or grant letter, as the case may be, with respect to each eligible optionee, is not executed by such eligible optionee, or if the Company determines that such documents are unlawful to accept. Furthermore, the Company reserves the right to terminate or amend the Offer if in the opinion of the Company’s Board of Directors the level of acceptance of the Offer does not justify its execution.

Tax Considerations

17. Will you have to pay taxes if you exchange your options in the Offer?

Israeli Tax Aspects applicable to eligible optionees who are subject to Israeli Taxation.

The Israeli Income Tax Authority (“ITA”) has issued a ruling with respect to the Offer (the “Ruling”), in which the following have, inter alia, been determined (the Ruling shall be separately provided to each eligible optionee who is or was at the date of grant of the exchangeable options a Resident of the State of Israel (as such term is defined under the Israeli Income Tax Ordinance)):

—	the exchange of exchangeable options for new options shall not be a taxable event;

—	you will not be required to recognize income for income tax purposes either at the time of the surrender of exchangeable options or at the exchange date;

—	The new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA at least for a period of two (2) years commencing from the exchange date;

—	You shall be treated as an Israeli resident for income tax purposes until you sell the Shares underlying the new options or release the Shares or the new options from Trust (as defined below) (collectively, a “Sale”);

—	In calculating the taxable gain amount, no deductions or crediting (except for bank and brokers commissions you expended in connection with the Sale) shall be recognized and the terms of sections 94B, 101 and 100A to the Israeli Income Tax Ordinance shall not prevail. Notwithstanding, the ITA shall consider crediting any foreign tax payment, according to the applicable law, regulations and bilateral tax treaties, in the event that you shall prove that you have paid such foreign tax payment to a foreign country.

—	In order for you to be eligible for the tax benefits under the Ruling, you shall declare in writing that you understand the terms of the Ruling, will act accordingly and will not request a modification of the Ruling or its replacement by another ruling. The execution of Annex A to the Election Form shall be deemed as such a written declaration.

THE ABOVE IS A PARTIAL AND INCOMPLETE OVERVIEW OF THE RULING TERMS AND CONDITIONS. YOU SHOULD CAREFULLY READ THE RULING BEFORE TENDERING YOUR EXCHANGEABLE OPTIONS. IN THE EVENT OF ANY CONTRADICTION BETWEEN THE TERMS OF THIS OFFER AND THE TERMS OF THE RULING, THE TERMS OF THE RULING SHALL PREVAIL.

United States Tax Aspects applicable to eligible optionees who are subject US Taxation.

The Company believes that, the exchange of exchangeable options for new options will be treated as non-taxable for U.S. income tax purposes, and that you will not be required to recognize income for U.S. income tax purposes either at the time of the surrender of exchangeable options or at the exchange date.

THE COMPANY IS NOT IN A POSITION TO PROVIDE TAX ADVICE, AND IT STRONGLY RECOMMENDS THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE OFFER.

18. What are the Israeli tax consequences to me at the time of exercise or sale of the new options?

The Company has elected to grant the new options under the Capital Gain Route of Section 102 of Tax Ordinance (the “Capital Gain Route”). In order for you to be eligible for the tax benefits of the Capital Gain Route, the new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA (the “Trust”) for a period of at least two (2) years commencing from the exchange date (the “Trust Period”). Accordingly, if you tender your exchangeable options, the principal tax consequences applicable to you of the new options will be:

—	you will not recognize any taxable income at the exchange date or at the time of exercise thereof; and

—	if you execute a Sale after the end of the Trust Period, the gain equal to the excess of the sale proceeds (or their fair market value, if released from the Trust but not sold) over the exercise price paid by you, will be taxed and treated as follows: (1) the difference between the option’s exercise price and the average price of the Shares during the first 30 days prior to the issuance of the Share will be taxed at your marginal tax rate, including social security and national health insurance charges (up to 47% in 2008); and (2) the difference between the gain and the sum calculated in sub-section (1) above will be considered a capital gain and will be taxed at a rate of only 25% without social security or national health insurance charges. However, if you execute a Sale prior to the lapse of the Trust Period, then all gains derived from such Sale shall be deemed ordinary income and subject to tax at your marginal tax rate, including social security and national health insurance payments (up to 47% in 2008).

19. What are the U.S. tax consequences to me at the time of exercise or sale of the new options?

        The Company has elected to grant the new options as incentive stock options. Accordingly the principal tax consequences applicable to you of the new options will be:

—	You will not be subject to U.S. income tax when the new options are granted or exercised (unless you exercise the option more than three months after you terminate employment with the Company).

—	The excess of the fair market value of the Shares you receive on exercise over the exercise price will be an adjustment that is included in the calculation of your alternative minimum taxable income.

—	If you do not sell or otherwise dispose of the Shares until at least two years after the exchange date and one year after exercise, then, when you dispose of the Shares, the amount realized in excess of the exercise price will be taxed as capital gain.

Miscellaneous

20. With whom can you talk if you have questions about the Offer?

You should direct questions about the Offer or requests for assistance or for additional copies of the Offer and its appendices, including the Election Form, to Norman Kotler, General Counsel to the Company at telephone number +972-3-7666770, or to Sharon Ganot, Vice President Human Resources, at telephone number +972-3-7659939.

CERAGON NETWORKS LTD.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

THE OFFER EXPIRES AT 2:00 P.M., ISRAEL TIME,
ON NOVEMBER 6, 2008, UNLESS THE OFFER IS EXTENDED.

Ceragon Networks Ltd. (the “Company”) is offering “eligible optionees” (as defined below) the opportunity to exchange all of their “exchangeable options” (as defined below) to purchase Ordinary Shares, nominal value NIS 0.01 per share, of the Company (“Shares”), for new options to purchase Shares, referred to as the “new options,” all in accordance with, and upon the terms and subject to the conditions described in, this “Offer to Exchange,” the Options Exchange Plan approved by the Company’s Board of Directors and attached hereto as Appendix A, and the Election Form attached hereto as Appendix C, which together, as they may be amended from time to time, constitute the “Offer”.

THIS OFFER IS CONDITIONED UPON THE COMPANY’S RECEIPT OF AN EXEMPTION UNDER SECTION 15D OF THE ISRAELI SECURITIES LAW – 1968 FROM THE ISRAELI SECURITIES AUTHORITY, AS DESCRIBED BELOW (THE “EXEMPTION”).

NOTICE FOR ELIGIBLE OPTIONEES WHO ARE EMPLOYEES OF THE COMPANY’S FRENCH SUBSIDIARY: if you are an eligible optionee who is an employee of the Company’s French subsidiary, please review carefully the provisions of Appendix D to the Election Form, which forms an integral part of this offer on your regard.

NOTICE FOR ELIGIBLE OPTIONEES WHO ARE EMPLOYEES OF THE COMPANY’S U.S. SUBSIDIARY: if you are an eligible optionee who is an employee of the Company’s U.S. subsidiary, please review carefully the provisions of Appendix E to the Election Form, which forms an integral part of this offer with respect to you.

Please note that this exchange offer is made for the securities of a foreign company. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the Company may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Eligible Optionees – In order to be eligible to tender exchangeable options, you must be employed by the Company or one of its subsidiaries, and not be a member of senior management during the entire period beginning on the date the Offer commences and ending on the date on which the Offer expires.

Exchangeable Options – “Exchangeable options” are outstanding and unexercised options to purchase Shares, which were granted during 2007 and 2008 under the Ceragon Networks Ltd. 2003 Share Option Plan (the “Plan”) and have an exercise price in excess of $7.00.

Exchange Ratio – Subject to the terms and conditions of the Offer, exchangeable options that are duly tendered for exchange and accepted by the Company will be cancelled and in exchange for such cancelled options, the Company will issue new options at a uniform exchange ratio of 1:1.

Expiration Date; Exchange Date – Unless extended, the Offer is currently scheduled to expire on November 6, 2008, AT 2:00 P.M., ISRAEL TIME, 2008, referred to as the “expiration date,” and the Company expects to cancel such tendered exchangeable options and issue new options on November 6, 2008, which is referred to as the “exchange date”.

Grant of New Options – The new options will be granted under the Plan on the exchange date, and they will be subject to all the terms, conditions, laws, rules and regulations applicable to such plan. The new options will be evidenced by a new share option agreement or grant letter and be subject to the terms and conditions thereof. Please see Appendix “B” hereto for additional information regarding the terms of the Plan applicable to the new options.

Vesting – The vesting schedule of the new options will be 25% on the first anniversary of the exchange date and 6.25% at the end of each three-month period following the first anniversary of the exchange date.

Exercise Price – The exercise price per share of each new option will be $5.65, which is equal to the closing price of an Ordinary Share of the Company on the Nasdaq Global Market on October 31, 2008 (the last trading date of the Company’s Ordinary Share in the Nasdaq Global Market prior to this Offer being made to you).

Tax Consequences –

Israeli Tax Consequences applicable to eligible optionees who are subject Israeli Taxation

The Israeli Tax Authority (“ITA”) has issued a ruling with respect to the Offer (the “Ruling”), in which the following have, inter alia, been determined (the Ruling shall be separately provided to each eligible optionee who is or was at the date of grant of the exchangeable options a Resident of the State of Israel (as such term is defined under the Israeli Income Tax Ordinance)):

—	the exchange of exchangeable options for new options shall not be a taxable event;

—	you will not be required to recognize income for income tax purposes either at the time of the surrender of exchangeable options or at the exchange date;

—	The new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA at least for a period of two (2) years commencing from the exchange date;

—	You shall be treated as an Israeli resident for income tax purposes until you sell the Shares underlying the new options or release the Shares or the new options from Trust (as defined below) (collectively, a “Sale”);

—	In calculating the taxable gain amount, no deductions or crediting (except for bank and brokers commissions you expended in connection with the Sale) shall be recognized and the terms of sections 94B, 101 and 100A to the Israeli Income Tax Ordinance [New Version], 1961 shall not prevail. Notwithstanding, the ITA shall consider crediting any foreign tax payment, according to the applicable law, regulations and bilateral tax treaties, in the event that you shall prove that you have paid such foreign tax payment to a foreign country.

—	In order for you to be eligible for the tax benefits under the Ruling, you shall declare in writing that you understand the terms of the Ruling, will act accordingly and will not request a modification of the Ruling or its replacement by another ruling. The execution of Annex A to the Election Form shall be deemed as such a written declaration.

THE ABOVE IS A PARTIAL AND INCOMPLETE OVERVIEW OF THE RULING TERMS AND CONDITIONS. YOU SHOULD CAREFULLY READ THE RULING BEFORE TENDERING YOUR EXCHANGEABLE OPTIONS. IN THE EVENT OF ANY CONTRADICTION BETWEEN THE TERMS OF THIS OFFER AND THE TERMS OF THE RULING, THE TERMS OF THE RULING SHALL PREVAIL.

The Company has elected to grant the new options under the Capital Gain Route of Section 102 of the Income Tax Ordinance [New Version], 1961 (the “Capital Gain Route”). In order for you to be eligible for the tax benefits of the Capital Gain Route, the new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA (the “Trust”) for a period of at least two (2) years commencing from the exchange date (the “Trust Period”) . Accordingly, if you tender your exchangeable options, the principal consequences applicable to you for the taxation of the new options you will receive will be:

—	you will not recognize any taxable income at the time the new options are granted or at the time of exercise thereof; and

—	if you execute a Sale after the end of the Trust Period, the gain equal to the excess of the sale proceeds (or their fair market fair value, if released from the Trust but not sold) over the exercise price paid by you will be taxed and treated as follows: (1) the difference between the option’s exercise price and the average price of the Shares during the first 30 days prior to the issuance of the share, will be taxed as your ordinary income, including social security and national health insurance charges; and, will be taxed as your ordinary income and subject to tax at your marginal tax rate, social security and national health insurance charges (up to 47% in 2008); and (2) the difference between the gain and the sum calculated above will be considered a capital gain, and will be taxed at a rate of only 25%, without social security or national health insurance charges. However, if you execute a Sale prior to the lapse of the Trust Period, then all gains derived from such Sale shall be deemed ordinary income and subject to tax at your marginal tax rate, social security and national health insurance payments (up to 47% in 2008).

United States Tax Consequences applicable to eligible optionees who are subject US Taxation

Generally, eligible optionees who exchange exchangeable options for new options should not be required to recognize income for U.S. income tax purposes either at the time of the surrender of exchangeable options or at the exchange date. The new options will be granted as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code. Accordingly the principal tax consequences applicable to you of the new options will be:

—	You will not be subject to U.S. income tax when the new options are granted or exercised (unless you exercise the option more than three months after you terminate employment with the Company).

—	The excess of the fair market value of the Shares you receive on exercise over the exercise price will be an adjustment that is included in the calculation of your alternative minimum taxable income.

—	If you do not sell or otherwise dispose of the Shares until at least two years after the exchange date and one year after exercise, then, when you dispose of the Shares, the amount realized in excess of the exercise price will be taxed as capital gain.

Please see Appendix B hereto for a more detailed discussion of the tax consequences applicable to this Offer and to the new options.

PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. HOWEVER, YOU MAY ONLY TENDER ALL (OR NONE) OF YOUR EXCHANGEABLE OPTIONS. THIS MEANS THAT YOU MUST TENDER ALL THE EXCHANGEABLE OPTIONS GRANTED TO YOU, WHICH HAVE NOT BEEN EXERCISED AS OF THE EXPIRATION DATE. ALTHOUGH THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER OR NOT TO TENDER YOUR OPTIONS.

THIS OFFER IS CONDITIONED UPON THE COMPANY’S RECEIPT OF AN EXEMPTION UNDER SECTION 15D OF THE ISRAELI SECURITIES LAW – 1968 FROM THE ISRAELI SECURITIES AUTHORITY, EXEMPTING THE COMPANY FROM THE REQUIREMENT OF PUBLISHING A PROSPECTUS IN ISRAEL REGARDING THE OFFER. HENCE, THIS OFFER WILL BECOME VALID AND WILL COME INTO FORCE AND EFFECT ONLY AFTER SUCH EXEMPTION SHALL BE ISSUED. THE COMPANY HAS APPLIED FOR SUCH AN EXEMPTION, AND HOPES TO OBTAIN IT SHORTLY. THE COMPANY WILL NOTIFY YOU UPON OBTAINING THE RULING.

THE COMPANY IS NOT IN A POSITION TO PROVIDE TAX ADVICE, AND IT STRONGLY RECOMMENDS THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE OFFER.

You should direct questions about the Offer or requests for assistance or for additional copies of the Offer to Exchange or the Election Form, to Norman Kotler, at telephone number +972-3-7666770, or to Sharon Ganot, at telephone number +972-3-7659939.

IMPORTANT

If you wish to tender your exchangeable options for exchange, you must complete and sign the Election Form in accordance with its instructions, the share option agreement or the grant letter and deliver them, and any other required documents, before 2:00 p.m., Israel time, on the expiration date, to the Company’s General Counsel. The delivery of all documents, including the Election Form and the share option agreement or the grant letter, is at your risk. It is your responsibility to ensure that the Company has received your Election Form within the designated election period. In all cases, you should allow sufficient time to ensure timely delivery. You should be sure to keep a copy of your Election Form and any confirmations or receipts that you obtain when you send in your Election Form, such as a fax confirmation sheet.

THE COMPANY RESERVES THE RIGHT TO TERMINATE OR AMEND THE OFFER, INCLUDING IF IN THE OPINION OF ITS BOARD OF DIRECTORS THE LEVEL OF ACCEPTANCE OF THE OFFER DOES NOT JUSTIFY ITS EXECUTION. SUCH DECISION IS AT THE SOLE DISCRETION OF THE COMPANY’S BOARD OF DIRECTORS.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER.

Appendix A

CERAGON NETWORKS LTD.
OPTIONS EXCHANGE PLAN

1.     Definitions

        In this Option Exchange Plan, the following terms shall have the definitions appearing opposite them:

        The “Company” is Ceragon Networks Ltd.;

        The “Exchange Date” is November 6, 2008, a date on which the Company expects to cancel tendered exchangeable options and issue new options.

        The “Exchangeable Options” are all options to purchase Shares of the Company granted by the Company under the Ceragon Networks Ltd. 2003 Share Option Plan (the “Plan”), and which were granted during 2007 and 2008 with an exercise price per share of more than $7.00. The “Shares” are Ordinary Shares nominal value NIS 0.01 each of the Company.

2.     The Options Exchange Plan

    2.1        The Board of Directors of the Company approved this Options Exchange Plan (as defined below), according to which.employees of the Company other than senior management (the “Offerees”), who agree thereto, will be eligible to waive their right to all Exchangeable Options granted to them, and to receive in their place new options to purchase Shares of the Company (“New Options”), which will be granted to the Offerees, subject to the terms set forth in this Option Exchange Plan, on the Exchange Date (the “Options Exchange Plan”).

    2.2        The exercise price per share of each New Option to be granted to the Offerees on the Exchange Date will be $5.65, which is equal to the closing price of an Ordinary Share of the Company on the Nasdaq Global Market on October 31, 2008 (the last trading date of the Company’s Ordinary Share in the Nasdaq Global Market prior to this Offer being made to you).

    2.3        The New Options shall be granted pursuant to the Plan. New Options granted to Offerees who are subject to Israeli tax shall be governed by the Capital Gains Route of Section 102(b)(2) of the Income Tax Ordinance, 1961, which was elected by the Company for grants made under the Plan. New Options granted to Offerees who are subject to U.S. taxation shall be incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

    2.4         As a condition to the Offerees’ participation in the Options Exchange Plan and of their entitlement to the New Options, they must agree, by accepting the Options Exchange Plan, to waive, by means of executing the Election Form, prior to the Expiration Date, all rights to Exchangeable Options that had been issued to them up to such date and to agree to the cancellation of such Exchangeable Options.

    2.5        All Exchangeable Options of Offerees that sign the Election Form by the Exchange Date will be cancelled on the Exchange Date.

    2.6        The Company reserves the right to cancel the Options Exchange Plan, even after receiving the Offerees’ acceptance thereof, including if in the opinion of the Board of Directors of the Company the level of acceptance of the Options Exchange Plan does not justify the execution thereof. Such a decision is subject to the sole discretion of the Board of Directors of the Company.

3.     The Uniform Exchange Ratio

Subject to the other terms set forth in this Options Exchange Plan, if an Offeree agrees to the terms of the Options Exchange Plan, and submits the signed share option agreement or the grant letter, the signed Election Form to the Company in accordance with the provisions of the Options Exchange Plan, the Exchangeable Options that were issued to such Offeree will be cancelled and exchanged with New Option at a uniform ratio of 1:1 such that for every 1 Exchangeable Option waived the Offeree will be granted 1 New Option.

4.     Vesting of New Options

25% of the shares subject to each New Option will become exercisable on the first anniversary of the Exchange Date and 6.25% of the shares subject to each New Option will become exercisable at the end of every three month period following the first anniversary of the Exchange Date.

5.     The Options Exchange Plan Should Not be Construed as a Recommendation to Participate Therein

Although the Board of Directors of the Company approved the Options Exchange Plan and its terms, this should not be construed as a recommendation by the Company or by its Board of Directors to participate in the Options Exchange Plan. The decision whether to participate in the Options Exchange Plan or not to participate therein, and whether to waive the Exchangeable Options that were issued to the Offeree or not, is at the Offeree’s sole discretion. The Offeree is advised to consult a tax adviser with respect to the tax consequences of his participating in the Options Exchange Plan.

Each Offeree should read the provisions and conditions of the Options Exchange Plan and its appendices carefully prior to reaching any decision regarding exchanging the options to which such Offeree is entitled.

Appendix B

ADDITIONAL TERMS OF NEW OPTIONS; TAX CONSEQUENCES

A new share option agreement or grant letter will be entered into between the Company and each such eligible optionee with respect to any new options to be issued to him or her under the Offer.

The issuance of new options under the Offer will not create any contractual or other right of the recipients to receive any future grants of share options or benefits in lieu of share options.

As described in this Offer, as a result of the Offer, the tendered exchangeable options that were granted under the Company’s 2003 Share Option Plan (“the Plan”) will be exchanged for new options to be granted under the Plan. The following description summarizes certain material terms of the Company’s Plan applicable to the new options, as well as certain Israeli and U.S. tax consequences relevant to the Offer and to the new options.

Material Terms of the Plan Applicable to New Options

Term. The new options do not carry over from the exchangeable options with respect to either the term of the options, the Trust Period or the vesting. The new options have a ten-year term, beginning from the exchange date, unless earlier terminated in connection with termination of employment with the Company or with any of its subsidiaries, as the case may be. See below under “Termination.”

Termination. In general, in the event that your employment with the Company or one of its subsidiaries is terminated by either you or the Company (or by its applicable subsidiary), for any reason (including for cause, due to economic conditions or otherwise), then your unvested options on the date of Cessation of Employment (as defined in the Plan) will terminate immediately. Otherwise, the vested options may remain exercisable as described below.

Under the Plan, if your employment is terminated (i) as a result of death or disability, then you or your successors will have six months from such termination to exercise the vested options, or (ii) for “serious cause” (such as due to breach of loyalty or commission of any act of fraud or dishonesty), then your vested options will terminate immediately, or (iii) by the Company or by you under circumstances entitling you to severance pay under applicable law, then you will have three months from such termination to exercise the vested options, or (iv) in the case of voluntary termination of employment by you, the President of the Company shall have the discretion to extend the period in which the vested options may be exercised to three (3) months; or (v) for any other reason, then you will generally have fourteen days from such termination to exercise the vested options, although in some case this period may be lengthened up to three months .

Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of your death, vested options may be exercised within a prescribed period (see “Termination” above) by a person who acquires the right to exercise the options by bequest or inheritance.

Registration of Option Shares. The issuance of the shares issuable pursuant to the Plan is or will be registered under the Securities Act of 1933, as amended pursuant to a registration statement on Form S-8. Subject to such filing and any holding periods for tax or other reasons, and after your new options (or part of them) vest, you will be able to exercise your new options and sell the Shares underlying the new options free of any transfer restrictions under applicable securities laws. In Israel, the Company has applied for an exemption under Section 15D of the Israeli Securities Law of 1968, exempting the Company from the requirement of publishing a prospectus in Israel regarding the Plan and the Option Exchange Plan. It is emphasized that this offer will become valid and will come into force and effect only after such exemption shall be issued. The Company hopes to obtain such exemption shortly and will notify you upon obtaining the Ruling.

The statements in this Offer concerning the Plan do not purport to be complete. The complete Plan is available for your review at the legal department and you may contact the Company’s General Counsel, to receive a copy of it. In any event of contradiction between that set forth in this Appendix and in the Plan, or in any event of disagreement regarding any of the topics covered in this Appendix, the provisions of the Plan will prevail.

Material Tax Consequences for Employees who are or were at the date of grant of the exchangeable options

Residents of Israel

General. The following is a general summary of the material Israeli income tax consequences of the exchange of options pursuant to the Offer. This summary applies to you only if you are an individual who is or was at the date of grant of the exchangeable options, a resident of the State of Israel for tax purposes. This discussion is based on the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), and the regulations, rules and orders promulgated thereunder, as well as on judicial and administrative interpretations thereof, as of the date of this Offer. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Moreover, this summary is provided for general informational purposes only. IT IS STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER TO YOU.

Background. In general, with respect to employees and directors, a company may elect for the purpose of the taxation of income attributed to such optionees with respect to options to purchase its shares either (i) the “Ordinary Income Route” under Section 102(b)(1) of the Tax Ordinance or (ii) the “Capital Gain Route” under Section 102(b)(2) of the Tax Ordinance. In both taxation routes, the options are granted to a trustee for the benefit of the grantees, and the tax benefits afforded to such options (and shares received upon exercise of such options) is contingent upon the trustee holding such options for a period (the “Trust Period”) of at least (i) one year from the date in which options are granted under the Ordinary Income Route, or (ii) two years from the date in which options are granted under the Capital Gain Route.

The grant of options under Section 102 of the Tax Ordinance does not give rise to income tax liability at the time of the grant or exercise but rather postpones the tax liability until the time that such options are released from the trust or the shares acquired upon exercise of options are sold or released form the trust.

—	Ordinary Income Route. In general, if the options are granted under the Ordinary Income Route and held by the trustee during the applicable Trust Period, at the time the options are released from the trust or the shares underlying the options are sold or released from the trust, the benefit recognized from such options and/or shares will be regarded as ordinary income, thus taxed at the option holder’s marginal income tax rate and liable for social security and national health insurance charges (up to 47% in 2008).

—	Capital Gain Route. In general with respect to public companies, if the options are granted under the Capital Gain Route and held by the trustee during the applicable Trust Period, at the time the options are released from the trust or the shares underlying the options are sold or released from the trust, any gain derived from such options and/or shares is taxed and treated as follows: (1) the difference between the option’s exercise price and the average price of the Shares during the first 30 days prior to the issuance of the share, will be taxed as your ordinary income, including social security and national health insurance charges; and (2) the difference between the gain and the sum calculated at sub-section (1) above classified as a capital gain, thus taxed at a rate of only 25% and exempt from social security and national health insurance payments. However, if an optionee released the options from the trust or sell or release the shares underlying the options from the trust prior to the lapse of the Trust Period, then all gains derived from it shall be deemed ordinary income and subject to tax at your marginal tax rate , social security and national health insurance payments.

The Company has elected to grant the new options under the Capital Gain Route. As aforementioned, in order for you to be eligible for the tax benefits of the Capital Gain Route, the new options (or shares issued upon exercise of such options) are required to be held by the trustee for the entire Trust Period, i.e. at least for a period of two (2) years commencing from the exchange date. Accordingly, if you tender your exchangeable options, the principal consequences applicable to you for the taxation of the new options you will receive in exchange therefore will be:

—	as noted above, you will not recognize any taxable income at the exchange date or at the time of exercise thereof; and

—	if you execute a Sale after the end of the Trust Period, the gain equal to the excess of the sale proceeds (or their fair market value, if released from the Trust but not sold) over the exercise price paid by you will be taxed and treated as follows: (1) the difference between the option’s exercise price and the average price of the Shares during the first 30 days prior to the issuance of the share, will be taxed as your ordinary income, including social security and national health insurance charges;; and (2) the difference between the gain and the sum calculated at subsection (1) above will be considered a capital gain, and will be taxed at a rate of only 25%, without social security or national health insurance charges. However, if you execute a Sale prior to the lapse of the Trust Period, then all gains derived from such Sale shall be deemed ordinary income and subject to tax at your marginal tax rate, social security and national health insurance payments (up to 47% in 2008).

The ITA has issued a ruling with respect to the Offer regarding eligible optionees who are subject to Israeli tax (the “Ruling”), in which the following have, inter alia, been determined (the Ruling shall be separately provided to each eligible optionee who is or was at the date of grant of the exchangeable options a Resident of the State of Israel (as such term is defined under the Israeli Income Tax Ordinance)):

—	the exchange of exchangeable options for new options shall not be a taxable event;

—	you will not be required to recognize income for income tax purposes either at the time of the surrender of exchangeable options or at the exchange date;

—	The new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA at least for a period of two (2) years commencing from the exchange date;

—	You shall be treated as an Israeli resident for income tax purposes until you sell the Shares underlying the new options or release the Shares or the new options from Trust (as defined below) (collectively, a “Sale”) ;

—	In calculating the taxable gain amount, no deductions or crediting (except for bank and brokers commissions you expended in connection with the Sale) shall be recognized and the terms of sections 94B, 101 and 100A to the Israeli Income Tax Ordinance shall not prevail. Notwithstanding, the ITA shall consider crediting any foreign tax payment, according to the applicable law, regulations and bilateral tax treaties, in the event that you shall prove that you have paid such foreign tax payment to a foreign country.

—	The new options (or Shares issued upon exercise thereof) are required to be held by a trustee approved by the ITA at least for a period of two (2) years commencing from the exchange date;

—	In order for you to be eligible for the tax benefits under the Ruling, you shall declare in writing that you understand the terms of the Ruling, will act accordingly and will not request a modification of the Ruling or its replacement by another ruling. The execution of Annex A to the Election Form shall be deemed as such a written declaration.

THE ABOVE IS A PARTIAL AND INCOMPLETE OVERVIEW OF THE RULING TERMS AND CONDITIONS. YOU SHOULD CAREFULLY READ THE RULING, A COPY OF WHICH IS INCLUDED WITH THIS OFFER, BEFORE TENDERING YOUR EXCHANGEABLE OPTIONS. IN THE EVENT OF ANY CONTRADICTION BETWEEN THE TERMS OF THIS OFFER AND THE TERMS OF THE RULING, THE TERMS OF THE RULING SHALL PREVAIL.

THE COMPANY IS NOT IN A POSITION TO PROVIDE TAX ADVICE, AND IT STRONGLY RECOMMENDS THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE OFFER.

Material Tax Consequences for Employees who are subject to U.S. Income Tax

        The following is a description of the principal federal income tax consequences of the exchange of options under the Offer and with respect to the new options based on present federal tax laws. Federal tax laws may change from time to time and any legislation that may be enacted in the future by the United States Congress may significantly affect the federal income tax consequences described below. No representation is or can be made regarding whether any such legislation will or may be enacted and/or the impact of any such legislation. The description below does not purport to be a complete description of the tax consequences associated with the Offer and the new options. Differences in each individual’s financial situation may cause federal, state and local tax consequences to vary. You should consult your personal tax adviser about the detailed provisions of the applicable tax laws and regulations. No employee of the Company is authorized or permitted to give tax advice to you.

        Exchange. The exchange of exchangeable options and the grant of the new options will not result in any income tax liability for you. However, there is a possibility that if you do not accept the Offer, the Internal Revenue Service will consider your exchangeable options, which were granted as incentive stock options, to be non-qualified options. If this were to occur, the exchangeable options would be taxed upon exercise as described below under “Exercise after Termination of Employment.”

        Exercise of New Options. All the new options will be incentive stock options. The exercise of a new option will not result in taxable income to you, unless you have not been, without a break in service, an employee of the Company during the period beginning on the exchange date and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if you are disabled, as that term is defined in the U.S. Internal Revenue Code). The excess of the fair market value of the shares underlying the new option at the time of the exercise of a new option over the exercise price is an adjustment that is included in the calculation of the grantee’s alternative minimum taxable income for the tax year in which the new option is exercised.

        If you do not sell or otherwise dispose of the shares within two years from the exchange date or within one year after the transfer of such shares to you, then, when you dispose of such shares, any amount realized in excess of the exercise price will be taxed to you as capital gain. You will recognize a capital loss to the extent that the amount realized is less than the exercise price.

        Disqualifying Dispositions. If you sell or otherwise disposes of the shares without satisfying the foregoing holding period requirements, you generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, you will recognize no income, and you will recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

        Exercise after Termination of Employment. If you exercise the new option more than three months after you terminate employment with the Company, then you will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares. Any gains or losses that you realize upon disposition of such shares will be treated as capital gains and losses, with the basis in the shares equal to the fair market value of the shares at the time of exercise.

Appendix C

ELECTION FORM

TO TENDER CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS PURSUANT TO THE OFFER
TO EXCHANGE BY CERAGON NETWORKS LTD.

IF YOU FAIL TO PROPERLY COMPLETE AND EXECUTE THIS ELECTION FORM AND DELIVER IT TO THE COMPANY, YOU WILL NOT BE ABLE TO PARTICIPATE IN THE OFFER. All capitalized terms used in this Election Form and not otherwise defined shall have the meaning ascribed to them in the Offer to Exchange and its appendices.

To: Ceragon Networks Ltd.

1.     Pursuant to the terms and subject to the conditions of the Offer to Exchange, including its appendices, and this Election Form (collectively, the “Offer”), I, the undersigned, hereby tender, and agree to the cancellation of ALL of my options to purchase Ordinary Shares (“Shares”) of Ceragon Networks Ltd. (the “Company”), which were granted to me or on my behalf during 2007 and 2008 under the Company’s 2003 Share Option Plan and which have an exercise price in excess of $7.00 (the “Exchangeable Options”).

2.     I hereby acknowledge receipt of the Offer. I agree to all of the terms of the Offer, and I acknowledge that the Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer.

3.     Subject to the terms and conditions of the Offer, and effective upon acceptance by the Company of the Exchangeable Options tendered hereby, I hereby sell, assign and transfer to the Company all right, title and interest in and to all of the Exchangeable Options that I am tendering hereby. I understand that the Exchangeable Options tendered hereby will be irrevocably cancelled upon their acceptance by the Company and that I will have no rights under the cancelled option.

4.     By execution hereof, I understand that tender of Exchangeable Options pursuant to the procedure described in the Offer including in this Election Form will constitute my acceptance of the terms and conditions of the Offer and the share option agreement or the grant letter to be provided by the Company. The Company’s acceptance for exchange of Exchangeable Options tendered pursuant to the Offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the Offer and the share option agreement or the grant letter.

5.     Subject to the terms and conditions of the Offer, I understand that the Exchangeable Options tendered hereby will be exchanged for new options to purchase Ordinary Shares of the Company pursuant to the Company’s 2003 Share Option Plan.

6.     I acknowledge that the Company will issue new options at a uniform exchange ratio of 1:1. Thus, the number of Shares subject to new options to be granted to me will be equal to the number of Shares subject to the Exchangeable Options tendered by me and accepted for exchange and canceled by the Company. I understand that the new options will be subject to the terms and conditions set forth in a share option agreement or grant letter between the Company and me.

7.     I acknowledge that the vesting schedule of the new options will begin anew, commencing on the exchange date and be identical to that of the options tendered by me, but I will not be given any credit for the options I am tendering. As a result, the vesting process of the new options will begin afresh as of the exchange date. [Only for eligible optionees who are or were at the date of grant of the exchangeable options Residents of the State Israel (as such term is defined under the Israeli Income Tax Ordinance)] I further acknowledge that the new options are required to be held by a trustee approved by the ITA at least for a period of two (2) years commencing from the exchange date.

8.     [Only for eligible optionees who are or were at the date of grant of the exchangeable options Residents of the State Israel (as such term is defined under the Israeli Income Tax Ordinance)]: I hereby enclose the executed Annex A attached hereto.

9.     Without derogating from the foregoing, I hereby declare and undertake that neither I nor anyone on my behalf or in my place have or will have any claims and/or suits against the Company, its affiliates and/or any one on their behalf, including their respective directors and officers, relating to the Exchangeable Options and/or the cancellation thereof as detailed in Section 1 above and/or my agreement to replace such Exchangeable Options with new options pursuant to this Election Form.

10.     I hereby declare and acknowledge that my decision whether to tender my Exchangeable Options in the Offer is my own decision and that neither the Company nor its Board of Directors is making any recommendation as to whether I should tender such options or refrain from tendering such options.

SIGN HERE (signature of option holder)

____________________________________
Date: November __, 2008

Name: _______________________________________
                  (Please Print)

ID No.: ____________________

Annex A
to Election Form

To: The Israeli Income Tax Authority (“ITA”)

Re: Taxation decision issued by the ITA with respect to the Offer (the “Ruling”)

I, the undersigned, being or having been at the date of grant of the exchangeable options a Resident of the State of Israel (as such term is defined under the Israeli Income Tax Ordinance), hereby declare that I understand and accept the terms of the Ruling provided to me, will act in accordance with the Ruling and will not request a modification of the Ruling or its replacement by another ruling.

SIGN HERE (signature of option holder)

____________________________________
Date: November __, 2008

Name: _______________________________
                     (Please Print)

ID No.: ____________________

Appendix D

ADDENDUM
TO

THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

REGARDING EMPLOYEES IN FRANCE

All capitalized terms used in this Addendum and not otherwise defined shall have the meaning ascribed to them in the Offer to Exchange Certain Outstanding Options For New Options and its appendices (the “Offer to Exchange”), and if not, in the Ceragon Networks Ltd. 2003 Share Option Plan (the “Plan”). For ease of reference, it is reiterated that the term “Company” refers to Ceragon Networks Ltd.

This Addendum is an integral part of the Offer to Exchange Offer to Exchange. Notwithstanding any provision to the contrary contained in the Offer to Exchange, the Options Exchange Plan, the Option Agreement or the Plan, the terms of this Addendum apply to the New Options granted to Employees in France pursuant to the Offer to Exchange (collectively the “French Employees”, individually a “French Employee”). In the event of inconsistency between the terms of this Addendum and those of the Offer to Exchange, the Options Exchange Plan, the Option Agreement or the Plan, the provisions of this Addendum shall prevail.

IT IS EMPHASIZED THAT THE OFFER TO EXCHANGE AND THIS ADDENDUM DO NOT INCLUDE ALL THE RELEVANT INFORMATION IN ORDER TO REACH A DECISION AS TO WHETHER OR NOT TO PARTICIPATE IN THE OFFER TO EXCHANGE AND DOES NOT CONSTITUTE A LEGAL, FINANCIAL OR TAX ADVICE IN THIS REGARD. THE COMPANY IS NOT IN A POSITION TO PROVIDE SUCH ADVICE, AND IT STRONGLY RECOMMENDS THAT YOU CONSULT WITH YOUR PERSONAL LEGAL, FINANCIAL AND TAX ADVISORS BEFORE DECIDING WHETHER TO TENDER YOUR EXCHANGEABLE OPTIONS.

1.	Eligible French Employees

The offer to exchange certain Exchangeable Options for New Options by the Company is restricted to those French Employees:

(i)	who are salaried employees in France of a subsidiary or affiliate of the Company (as defined in Article L. 225-180 of the French Commercial Code, as such Article may be amended from time to time); or

if the Shares are then listed on a regulated stock market, who are a legal officer (as defined in the last two sub paragraphs of Article L. 225-185 of the French Commercial Code, as such Article may be amended from time to time) of such a subsidiary or affiliate;

and,

(ii)	who do not own more than 10% of the share capital of the Company (as provided for in sub-paragraph 2 of Article L. 225-182 of the new Commercial Code, as such Article may be amended from time to time).

2.	Definition of “Exercise price”

The Exercise Price for a New Option shall be determined on the date on which the New Option is granted. Moreover:

—	If the Shares are then listed on a regulated stock market:

(i)	the Exercise Price cannot be lower than 95% of the average stock exchange price of the Shares during the 20 stock exchange trading days preceding the grant; and, in addition

(ii)	if the Shares covered by the New Options are existing Shares to be repurchased by the Company on the stock market (as opposed to new Shares to be issued by the Company to the Optionee), the Exercise Price cannot be lower than 80% of the average price paid by the Company for the repurchase of the Shares.

—	If the Shares are not then listed on a regulated stock market, the Exercise Price may not be less than their fair market value as determined by the Board on the Date of Grant.

3.	Restricted granting periods – Repurchase periods

3.1	If the Shares are then listed on a regulated stock market, a New Option may not be granted:

(i)	during a period of 20 stock exchange trading days immediately following a distribution of dividends or a capital increase of the Company; or

(ii)	during the 10 stock exchange trading days immediately preceding and following the publication of the consolidated or annual accounts of the Company; or

(iii)	during a period starting on the date on which the management of the Company is aware of any information that could have a significant impact on the Company’s stock price and ending ten stock exchange trading days after this information has been made public.

3.2	If the New Option is an option to buy existing Shares to be repurchased by the Company on the stock market (as opposed to new Shares to be issued by the Company to the Optionee), the repurchase of the Shares by the Company must take place either within a twelve month period preceding the date of grant of the New Option, or prior to the date on which the New Options become exercisable.

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4.	Restriction on the exercise of the New Options – Form of holding of the Shares – Minimum holding period of the Shares

4.1	For all New Options granted pursuant to the Offer to Exchange, the minimal 4-year holding period required by Article 163 bis C of the French Tax Code will begin anew, commencing on the Exchange Date. In view of said minimal 4-year holding period, and except as provided hereafter in Articles 4.3 and 4.4:

(i)	No New Option granted hereunder may be exercised by the Optionee before the day following the first anniversary of the Exchange Date, even if said New Option becomes vested prior to that day; and,

(ii)	No Shares received by the Optionee upon the exercise of a New Option granted hereunder may be sold or otherwise disposed of by him before the day following the fourth anniversary of the Exchange Date.

4.2	The Board may, in its sole discretion, after due regard to the Optionee’s personal circumstances, provide for a waiver of the exercise and/or resale restrictions set forth in Article 4.1 above.

4.3	The restrictions concerning the exercise of the New Options and the sale of the Shares set forth in Article 4.1 (i) and (ii) above shall not apply:

(i)	In the case of death of the Optionee, in which event any Optionee’s Vested New Option still in force and unexpired on the date of such death may be exercised by his successors within a period of 6 months after the date of such death, or

(ii)	In the case of a second or third category disability of the Optionee, as defined by Article L.341-4 of the French Social Security Code as may be amended from time to time, in which event any Optionee’s Vested New Option still in force and unexpired on the record date of such disability may be exercised within a period of 6 months after such record date (or within any longer period permitted under the Plan).

4.3	The restriction concerning the sale of the Shares set forth in Article 4.1 subparagraph (ii) above shall not apply:

(i)	In the case of the non-anticipated and full retirement of the Optionee, for those Shares received by the Optionee through New Options duly exercised by him at least 3 months before the date of termination of his employment contract, or

(ii)	In the case of termination of the Optionee’s employment contract for reasons other than death or second or third category disability or the Optionee’s resignation, for those Shares received by the Optionee through New Options duly exercised by him at least 3 months before the date of receipt of the registered letter from the employer notifying him of such termination.

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4.	New Tax Considerations

We draw your attention to a recent legislative change in France that would presumably have an impact for the French Beneficiaries of the New Options :

Under Article L. 137-14 of the French Social Security Code (SSC) a new social contribution of 2,5 % on the purchase gain (i.e. the difference between the exercise price and the value of the shares at the time of the exercise of option) payable by the employee at the time of the sale of the shares applies to options granted after October 17, 2007. Such new social contribution would be applicable to the New Options received pursuant to the Offer to Exchange since the Exchange Date will occur after October 17, 2007.

Consequently, a French Employee would have to pay a 2.5% social contribution on the purchase gain (i.e. the difference between the exercise price and the value of the Shares at the time of the exercise) at the time of sale of the Shares that such French Employee acquired via the exercise of New Options.

5.	Restrictions concerning the Share capital

No New Option can be granted if it would have the effect of :

(i)	conferring the possibility of acquiring more than one third of the Company’s stock in the case of New Options to subscribe for newly issued shares; or

(ii)	conferring the possibility of acquiring more than 10% of the total number of issued Shares of the Company in the case of New Options to purchase existing shares.

6.	Adjustments

The Board may at any time modify or amend the terms and provisions governing the New Options as may be required by Article L. 225-181 of the French Commercial Code if one of the following operations is carried out by the Company:

(i)	capital increase in cash in favor of the shareholders;

(ii)	capital increase with distribution of shares following capitalization of premium or earnings;

(iii)	capital reduction or redeeming of shares;

(iv)	distribution of retained earnings either in cash or in shares; and

(v)	issuance of convertible bonds or exchangeable bonds in favor of the shareholders.

7.	Amendments

The Board may at any time modify or amend this Addendum, as may be required in order to ensure the compliance of the terms and provisions governing the New Options with French law and in particular with French legislation on stock options as set forth in Articles L.225-177 et. Seq. of the French Commercial Code.

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Appendix E

ADDENDUM
TO

THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
FOR NEW OPTIONS

REGARDING EMPLOYEES OF THE COMPANY’S U.S. SUBSIDIARY

All capitalized terms used in this Addendum and not otherwise defined shall have the meaning ascribed to them in the Offer to Exchange Certain Outstanding Options For New Options and its appendices (the “Offer to Exchange”), and if not, in the Ceragon Networks Ltd. 2003 Share Option Plan (the “Plan”).

This Addendum is an integral part of the Offer to Exchange Offer to Exchange. Notwithstanding any provision to the contrary contained in the Offer to Exchange, the Options Exchange Plan, the Option Agreement or the Plan, the terms of this Addendum apply to the New Options granted to Employees in the Company’s U.S. subsidiary pursuant to the Offer to Exchange (collectively the “U.S. Employees”, individually a “U.S. Employee”). In the event of inconsistency between the terms of this Addendum and those of the Offer to Exchange, the Options Exchange Plan, the Option Agreement or the Plan, the provisions of this Addendum shall prevail.

Definition of “Exercise price”

The Exercise Price for a New Option will be equal to the closing price at the Nasdaq Global Market of the Shares on the day before the Exchange Date..